Mail Stop 20549-1561

May 12, 2010

Wang Youngsheng
China Du Kang Co., Ltd.
Town of Dukang, Baishui County, Shaanxi province,
CHINA
A-28,Van Metropolis, #35 Tangyan Road,
Xi'an, Shaanxi, PRC,
710065

RE: China Du Kang Co., Ltd.
Form 10–12g, Amendment 4 filed April 22, 2010
File No.: 0-53833

Dear Mr. Wang:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-12(g), Amendment 4

General

1. Please number the pages of your filing.

2. We note this filing includes various tables that are not searchable when using text search functions (e.g., tables under the headings Overview, Liquidity and Capital Resources).

Filers may not present in a graphic or image file information such as text or tables that users must be able to search and/or download into spreadsheet form (e.g., financial statements). Filers must present such material as text in an ASCII document or as text or an HTML table in an HTML document. Please revise your filing to present the financial information in a format where a user can search and/or download into a spreadsheet pursuant to Rule 304(e) of Regulation S-T.

Item 1. Business

3. We have reviewed your responses to comments one and four from our letter dated February 17, 2010. Please file signed copies of these contracts. In addition, please discuss in greater detail the distribution of your products, identify your material distributors, and disclose the material terms of the agreements. For instance, state the date the agreements were entered into. Please indicate whether any distributor accounted for more than 10% of revenues. If so, clearly state the amount and percent of revenues attributable to the distributor.

4. We partially reissue comment six from our letter dated February 17, 2010. Please explain the reference to your "parent" company. Such information is inconsistent with disclosure elsewhere in the registration statement and the beneficial ownership table does not appear to reflect a parent company for "the issuer," i.e. China Du Kang. Please provide consistent references to the various subsidiaries of China Du Kang throughout the registration statement. Identify the company that obtained the sanitation permits.

5. We reissue comment two from our letter dated February 17, 2010. We continue to note disclosure that China Du Kang's liquor production market share rose 40% in 2007. Such disclosure is still found in Item 9. Please provide the source of the information or remove.

6. Please disclose the material terms of the licensing agreements for the use of your trademarks and file as exhibits.

7. Please reconcile the disclosure in this section, which indicates that you manufacture your products, with the disclosure in the MD&A section, which indicates that you authorize liquor manufacturers to produce and sell the liquor. Please provide the disclosure required by Item 101(h)(4) of Regulation S-K regarding this business. Please file any material agreements with manufacturers as exhibits. If the franchise fees identified in the financial statements are different from the arrangements with manufacturers, please provide additional disclosure of this business.

8. We note the discussion of competitive business conditions refers to Maotai and Wuliangyne liquors. Please clarify, if true, that these are competitors. In addition, please

provide citations to the information provided in this section. For instance, we note the April 2009 article and we note the report from China Jianyin Investment Securities.

9. Please revise your discussion under the section Competitive Business Condition to provide the disclosure required by Item 101(h)(4)(iv) of Regulation S-K. State if true, that many of your competitors are larger and have more financial resources.

10. Please provide the disclosure required by Item 101(h)(4)(xi) and (xii) of Regulation S-K.

11. We reissue comment seven from our letter dated February 17, 2010. Please revise the subheading for the second risk factor. We note that the subheading states that you "anticipate to achieve profit through the income and decrease the losses for the foreseeable future." Please provide the basis for your expectations to achieve profits for the foreseeable future given the net losses to date.

Risk Factors

12. We reissue comment seven from our letter dated February 17, 2010. Please revise the heading of the second risk factor. We note that the heading states that you "anticipate to achieve profit through the income and decrease the losses for the foreseeable future." Please provide the basis for your expectations to achieve profits for the foreseeable future given the net losses to date.

Management's Discussion and Analysis

Results of Operations

13. We reissue comment eight from our letter dated February 17, 2010. Please provide all the information required for smaller reporting companies by Regulation S-K, Item 303, "Management's Discussion and Analysis of Financial Condition and Results of Operations." Your overview merely repeats information from the business section. A good introduction might include insight into material challenges, risks and material trends and uncertainties. To the extent known, provide insight into challenges and risks of which management is aware and discuss any actions being taken to address the same. For a more detailed discussion of what is expected in both this subheading and the MD&A section in general, please refer to: http://www.sec.gov/rules/interp/33-8350.htm.

14. We reissue comment nine from our letter dated February 17, 2010. Please provide the reason(s) for each material change in financial information. For instance, cost of

revenues. In addition, provide a more detailed explanation of the reasons for the changes in the operating expenses and selling expenses.

15. We note that franchise fee revenue increased from $189,444 in 2008 to $927,965 in 2009 and that you attributed the increase to additions in the number of strategic partners. Please describe why the number of strategic partners increased.

Inventory

16. We note from your response to comment 10 that you reclassify a portion of inventory to non-current assets. Please tell us the length of your operating cycle and how you considered the provisions of FASB ASC 210-10-45-3 in determining the length of the operating cycle. If the period of the operating cycle is more than 12 months, such as in the distillery business, the longer period should be used.

17. Notwithstanding the comment above, please clarify for us whether the amounts presented as non-current represent work-in-progress for inventory related to Baishui Dukang's distillery or whether it includes also work-in-progress related to all alcoholic beverages you produce.

18. We note that most of your financing has come from related party loans. Please file any loan agreements as exhibits.

Item 3. Properties

19. We reissue comment 12 from our letter dated February 17, 2010. Please clarify the terms of the lease agreement, including any increases in lease payments. Clarify how the pension payments relate to the lease. It is unclear whether these fees are the lease payment or whether they are in addition to the lease payment.

Item 4. Security Ownership of Certain Beneficial Owners and Management

20. Please explain why Deng Guo Gang was removed from the beneficial ownership table. We note that he is listed in the Form 10-K beneficial ownership table.

21. Please explain the statement after the beneficial ownership table that "the directors, executive officers, their affiliates, and related parties own, directly or indirectly, beneficially and in the aggregate, the majority of the voting power of the outstanding capital of the Company. Accordingly, directors, executive officers and their affiliates, if they voted their shares uniformly, would have the ability to control the approval of most corporate actions, including approving significant expenses, increasing the authorized

capital and the dissolution, merger or sale of the Company's assets." Such statement is inconsistent with the information in the beneficial ownership table. Please confirm that you have provided the disclosure required by Item 403 of Regulation S-K.

Item 5. Directors and Executive Officers

22. Please disclose the amount of time each officer devotes to the company's business, in addition to the percent of time.

Item 6. Executive Compensation

23. Please include an amount in the total compensation column of the summary compensation table.

Item 7. Certain Relationships and Related Transactions

24. The information in the table is difficult to read. Please revise the format to make the information easy for investors to read.

Item 10. Recent Sales of Unregistered Securities

25. Please provide the date of the transaction, the exemption relied upon, and the facts supporting reliance upon the exemption for the two transactions involving the issuance of shares for services provided, as required by Item 701 of Regulation S-K. See the third and fifth paragraphs of this section.

Item 13. Financial Statements and Supplementary Data Including the Consolidated Financial Statements

26. Please amend your registration statement to include the financial statements and supplementary data required by Part I. Item 13 of the requirements to Form 10. In this regard, you should reinstate the financial statements that were included in your previous amendment with changes made in response to our comments.

27. We note in Item 1 that you depend on three major customers. To the extent the concentration of sales with these three customers is material to your financial statements, please include the following disclosures in your revised filing:
   - In management's discussion and analysis,
     discuss and quantify how the concentrations of business volume with your major customers make the entity vulnerable to a reduction in liquidity or income from operations. See Item 303(A) of Regulation S-K.

- Quantify and discuss in your footnotes the nature and extent of concentration risk in business volume, revenue, geographic areas. See FASB ASC 275-10-50-16 through 50-22.
- Disclose in your footnotes any reliance on a single customer from which 10% or more revenue is derived, the amount of revenue and the impacted segment(s). We remind you that entities under common control are considered a single customer. See FASB ASC 280-10-50-42.

28. We note your response to comment 25 in our letter dated February 17, 2010. We understand that you entered into a lease agreement with Shaanxi Baisjui Sanjiu Dukang Liquor Production Co., Ltd. (Sanjiu) for use of a production facility and incurred an obligation to absorb the pension plan and unemployment insurance expense for Sanjiu's original employees until their retirement. Please confirm our understanding and address each of the following:
    - A lease is defined as an agreement conveying the right to use property, plant or equipment usually for a stated period of time. See FASB ASC 840-10-20. Please explain why your response and disclosure continue to characterize pension and unemployment insurance benefits as lease rental payments and how these payments are scoped into the lease accounting literature in FASB ASC 840.
    - If the pension and unemployment expenses do not qualify for lease accounting treatment then tell us if you considered the applicability of the guidance for retirement benefits in FASB ASC 715-10-15-3 and 15-4. If this is not applicable then please tell us the applicable guidance, the basis for your conclusion and how your current accounting and disclosure complies with the applicable accounting guidance.
    - Page 18 of the Form 10-K for the year ended December 31, 2009 contains a table disclosing future rental payment for five years and thereafter. Please tell how these amounts reconcile with the pension and unemployment expense presented in the table under Item 3 of amendment four to Form 10-12g/A, filed on April 22, 2010.
    - Please tell us if you have recorded a liability for benefit obligations and assumptions about future compensation levels as of December 31, 2009. We note the table in Item 3 titled Estimated Pension and Unemployment Insurance Expenses shows total pension and insurance expenses paid by the year 2032 to be $21,192,854.
    - Please tell us how the $129,746 of expense recognized in 2009 corresponds to the $983,713 of 2009 expense reflected in this table as well as the components required to be included in net periodic pension cost as described in FSAB ASC 715-30-35-4.

29. We note on page 18 that the fixed assets under the lease with Sanjiu were within the last 25 percent of their useful life. Assuming the leased machinery and equipment have a total estimated useful life of 7-10 years (based upon your estimates in your plant and equipment policy footnote), the fixed assets under lease would require replacement within approximately 3 years. Please explain to us how you would continue production using the Sanjiu liquor production facility through the term of the 30-year lease when the

machinery and equipment under the lease would require replacement within 3 years. In your response, explain who is responsible for the purchase of new equipment at the Sanjiu facility.

30. We note on page 18 of your 2009 Form 10-K that Sanjiu ceased operating when you executed the lease agreement. Please clarify for us who you are making the rental payments to and whether that payee is related to you.

31. Please tell us how you considered FASB ASC 810-10-25 (FIN 46R) in determining whether you should consolidate Sanjiu. In your response, explain why you are not exposed to the majority of risks and rewards ownership when you undertook the 30-year lease and assumed the pension obligations for Sanjiu's employees.

Consolidated Statements of Cash Flows

32. It appears that you present the borrowings from related parties and the repayments of such borrowings on a net basis within financing activities. Please present the borrowings and repayments separately.

Deferred Revenue

33. We note from your response to comment 11 that you receive license fees upfront and recognize them in revenue over the contract period. However, your disclosure on page 14 of your 2009 Form 10-K indicates that deferred revenues consist of prepayments to the Company for products that have not yet been delivered to customers. Please tell us, and disclose to the extent material, the amount of upfront fees received from your distributors and the term or range of terms over which those fees are generally earned. In addition, expand your description of deferred revenue to include franchise/license fees received in advance of their recognition as revenue.

Long-Term Investment

34. We note that you contributed $1,596,254 (RMB 12,000,000) to purchase a 7.9% ownership interest in a joint venture with Huanghe Shidi Park Co., Inc. We further note that the project is currently ongoing. Please describe to us the project, the timing as to when you expect the project to be completed, and why you believe the investment is recoverable.

Due From Related Parties

35. We note that Shaanxi Yellow-river Wetlands Park Co., Ltd. is a non-consolidated subsidiary. Please describe your relationship with this company (i.e., your ownership

percentage in it, when it was acquired, how much was given in consideration for it, etc.), and where you have accounted for it in your consolidated financial statements.

36. Please tell us how you considered FASB ASC 810-10-25 (FIN 46R) in determining whether you should consolidate Sanjiu. In your response, explain why you are not exposed to the majority of risks and rewards ownership when you undertook the 30-year lease and assumed the pension obligations for Sanjiu's employees.

Consolidated Statements of Cash Flows

37. It appears that you present the borrowings from related parties and the repayments of such borrowings on a net basis within financing activities. Please present the borrowings and repayments separately.

Deferred Revenue

38. We note from your response to comment 11 that you receive license fees upfront and recognize them in revenue over the contract period. However, your disclosure on page 14 of your 2009 Form 10-K indicates that deferred revenues consist of prepayments to the Company for products that have not yet been delivered to customers. Please tell us, and disclose to the extent material, the amount of upfront fees received from your distributors and the term or range of terms over which those fees are generally earned. In addition, expand your description of deferred revenue to include franchise/license fees received in advance of their recognition as revenue.

Long-Term Investment

39. We note that you contributed $1,596,254 (RMB 12,000,000) to purchase a 7.9% ownership interest in a joint venture with Huanghe Shidi Park Co., Inc. We further note that the project is currently ongoing. Please describe to us the project, the timing as to when you expect the project to be completed, and why you believe the investment is recoverable.

Due From Related Parties

40. We note that Shaanxi Yellow-river Wetlands Park Co., Ltd. is a non-consolidated subsidiary. Please describe your relationship with this company (i.e., your ownership percentage in it, when it was acquired, how much was given in consideration for it, etc.), and where you have accounted for it in your consolidated financial statements.

Form 10-K for the Year Ended December 31, 2009

41. Please amend your Form 10-K as necessary to comply with the comments issued in connection with your Form 10/A filed on April 22, 2010.

Item 9A. Controls and Procedures, page 70

42. We note the disclosure that Item 9A disclosure is not required. Please amend your filing to include the disclosures required by Item 307 of Regulation S-K. See Item 9A(T) of Part to the General Instructions to Form 10-K. To the extent the disclosure on page 77 is intended to satisfy the requirements of Item 307 of Regulation S-K, please address the following:
   * relocate the disclosure to Item 9A on Form 10-K;
   * conclude whether your disclosure controls and procedures are effective; and
   * revise the definition of disclosure controls and procedures to be consistent with that found in Exchange Act Rule 13a-15(e).

Item 9A(T). Controls and Procedures, page 70

43. Please amend to disclose this annual report does not include a report of management's assessment regarding internal control over financial reporting or an attestation report of the company's registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies. See Instruction 1. to Item 308T of Regulation S-K.

Exhibits

44. Exhibit 10.3 refers to the original lease entered into in March 2002. Please file the 2002 lease as an exhibit.

45. Please file validly executed exhibits.

46. Please revise the certifications, Exhibits 31.1 and 31.2 to state the information exactly as it is set forth in Item 601(b)(31) of Regulation S-K. Specifically please remove all references to small business issuer and use the term registrant as specified by the Item.

Form 10-K for the Fiscal Year Ended December 31, 2010

47. Please amend the Form 10-K to comply with the comments issued on the Form 10, to the extent applicable.

48. Refer to your first paragraph on page 2. We note your statement that the report includes forward-looking statements subject to the safe harbor of the Private Securities Litigation Reform Act of 1995. Be advised that Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) of the Securities Exchange Act expressly state that the safe harbor for forward looking statements does not apply to statements made by companies that issue penny stock. Please explain supplementally or either:

- delete any references to the Private Securities Litigation Reform Act; or
- make clear, each time you refer to the Litigation Reform Act, that the safe harbor does not apply to your company.

49. Please provide the disclosure required by Item 401(e) of Regulation S-K for each director regarding the specific experience, qualification, attributes or skills that led to the conclusion that each person should serve as a director.

50. Please provide the disclosure required by Item 407(a) of Regulation S-K regarding director independence.

51. Please revise your list of exhibits to identify all of those exhibits required to be included as set forth in the exhibit table of Item 601 of Regulation S-K. See for guidance Compliance and Disclosure Interpretation Question 146.02.

52. Please include the signatures as required by Form 10-K.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
· the company is responsible for the adequacy and accuracy of the disclosure in the filing;
· staff comments or changes to disclosure in response to staff comments do not foreclose the

Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Brian McAllister at (202) 551-3341 or Ryan Milne at (202) 551-3688 if you have questions regarding the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 or Pam Howell at (202) 551-3357 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services

cc: C. Barkley, Esq.
     Facsimile: (704) 552-6332